Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Yingli Green Energy Holding Company Limited:

We consent to the incorporation by reference in the registration statement No. 333-148353 on Form S-8 of Yingli Green Energy Holding Company Limited of our reports dated April 23, 2013, with respect to the consolidated balance sheets of Yingli Green Energy Holding Company Limited and its subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 20-F of Yingli Green Energy Holding Company Limited.

/s/ KPMG

Hong Kong, China

April 23, 2013